Exhibit 10.1

SEPARATION AND RESTRICTIVE COVENANT AGREEMENT

AND FULL RELEASE OF CLAIMS

This Separation and Restrictive Covenant Agreement and Full Release of Claims (the “Agreement”) is by and between Sunoco LP and its and their subsidiaries and affiliates (“SUN” or “Employer”) and Robert W. Owens (“Employee”).

WHEREAS, Employee has determined to retire from SUN and terminate his employment status as an officer, director and/or manager of the Partnership and its affiliates, all effective as of December 31, 2017; and

WHEREAS, in order to achieve a final and amicable resolution of the employment relationship in all its aspects, including as an officer, director and/or manager of SUN, (a) Employer has agreed to make payments under this Agreement to which Employee is not otherwise entitled under any policy, practice, agreement or other understanding, and (b) the Employer and the Employee are entering into this Agreement and the Consulting Agreement of even date herewith between SUN and the Employee (the “Consulting Agreement”).

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Separation from Employment. Employee’s employment with Employer has terminated or will terminate effective December 31, 2017 (the “Termination Date”).

2.	Consideration.

(a)	As consideration for Employee’s promises made in this Agreement, including Employee’s full release of claims in Section 4 of this Agreement, Employer agrees to the following:

(i)	Employer agrees to pay Employee a payment in the total gross amount of Six Hundred Thirty Six Thousand Four Hundred Eighty Dollars and No Cents ($636,480.00) (the “Separation Payment”); less all required governmental payroll deductions and withholdings. The Separation Payment shall be made as soon as reasonably practicable after the Effective Date (as that term is defined in Section 4 below).

(ii)	As further consideration, commencing on January 1, 2018, Employer shall pay for the full cost of Employee’s premium for twelve (12) months of continued health insurance coverage under SUN’s health insurance plan and the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), subject to the terms, conditions and limitations of that health insurance plan. Employee must make such elections and take such other actions as may be required by the health plan and applicable law in order to receive such continued coverage.

(iii)	As further consideration, Employer agrees to reimburse/pay Employee for Employee’s reasonable relocation expenses from Dallas, TX to a location of Employee’s choosing. Employee agrees to make such relocation prior to December 31, 2018. The relocation reimbursement shall include, if necessary, home sale loss protection on the Employee’s Dallas home and tax gross-up protection on the relocation benefits.

(b)	As consideration for Employee’s agreement to be bound by the restrictive covenants found in Section 6 of this Agreement as well as the specific promises and covenants of Sections 5, 6 and 11, Employer agrees to the following:

(i)	As further consideration, Employer agrees to pay Employee an amount equal to [100%] [NTD: AMOUNT/PERCENTAGE TO BE UPDATED AT TERMINATION DATE BASED ON TRENDING PERFORMANCE] of the Employee targeted bonus award for 2017 under the Energy Transfer Partners. L.L.C. Annual Bonus Plan (the “Bonus Plan”), which amount reflects performance achieved against stated goals under the Bonus Plan. For 2017, [100%] [NTD: TO BE UPDATED AT TERMINATION DATE BASED ON TRENDING PERFORMANCE] of Employee’s target bonus is Seven Hundred Ninety-Five Thousand Six Hundred Dollars and No Cents ($795,600.00) (the “Bonus Equivalent Award”). Employee understands and acknowledges that he is not eligible for any amounts under the Bonus Plan as his employment is ending prior to the date awards under the Bonus Plan would otherwise be paid to employees and that the Bonus Equivalent Award received is at the full discretion of the Employer. Payment of the Bonus Equivalent Award shall be made within ten (10) business days of the Effective Date.

(ii)

SUN shall cause the Employee’s unvested restricted units/phantom units (as described below) awarded to the Employee pursuant to the terms of the Second Amended and Restated Energy Transfer Partners, L.P. 2008 Long Term Incentive Plan (the “ETP 2008 Unit Plan”), and the Sunoco LP 2012 Long-Term Incentive Plan (“SUN Unit Plan”) to be accelerated in their vesting in accordance with the vesting schedule set forth below. After giving effect to the restricted units/phantom units that vested on December 5, 2017, Employee has outstanding awards under the ETP 2008 Unit Plan of 12,000 restricted units and 183,080 restricted phantom units under the SUN Unit Plan that are otherwise not scheduled to vest until after the Employee’s termination of employment

(collectively the “Accelerated Vesting Units”). In connection with this Agreement and Section 2(b)(i) hereof, ETE shall or shall cause the Accelerated Vesting Units to accelerate and fully vest as follows:

Within in ten (10) business days after the Effective Date:

(a)	6,000 restricted units under the ETP 2008 Unit Plan; and

(b)	91,540 restricted phantom units under the SUN Unit Plan.

As of January 1, 2019:

(a)	6,000 restricted units under the ETP 2008 Unit Plan; and

(b)	45,770 restricted phantom units under the SUN Unit Plan.

As of January 1, 2020:

(a)	45,770 restricted phantom units under the SUN Unit Plan.

For purposes of the rest of this Section and Section 6 the Accelerated Vesting Units shall be referred to as the (“Restrictive Covenant Units”). Employee understands and acknowledges that the acceleration of the Restricted Covenant Units is a taxable event on each of the accelerated vesting dates and will be subject to applicable government withholdings. Employee further understands and acknowledges that Employer will satisfy Employee’s statutorily applicable governmental withholding obligation through the sale and withholding of accelerated restricted common/phantom units. Employee further acknowledges and agrees that each of the accelerated vesting events with respect to the Restricted Covenant Units is completely and fully predicated on Employee’s continued compliance with this Agreement, specifically Section 5, 6, and 11 as well as the terms and conditions of the Consulting Agreement. Employee also understands and acknowledges that Employee would not otherwise be eligible for accelerated vesting of the Restrictive Covenant Units, or payment of any amounts, under the ETP 2008 Unit Plan and/or the SUN Unit Plan as all of the applicable long-term incentive plans require continuing employment on the vesting dates of the awards in order to receive them.

Notwithstanding the foregoing, Employer agrees that in the event (i) there is a change in control of Sunoco GP, LLC, other than to an affiliate of Energy Transfer Equity, L.P. (“ETE”); or (ii) SUN common units are no longer publicly traded, any unvested Accelerated Vesting Unit shall accelerate within ten (10) business days of the change of control or delisting, as applicable.

Employee specifically acknowledges and agrees that the provisions contained in Section 5, 6 and 11 are material inducements to the Employer providing the compensation described in Section 2(b) above. Employee also specifically agrees and acknowledges that he will not seek to or raise as part of any judicial or administrative process to have the restrictive covenants found in Section 6 as well as promises and covenants in Sections 5, 6 and 11 to be determined to be invalid or unenforceable for any reason.

The consideration given to Employee hereunder is expressly and completely conditioned upon Employee’s full compliance with the terms and conditions set forth in this Agreement. Notwithstanding anything in this Agreement to the contrary, and in addition to any and all other remedies and alternatives which may be available at law or in equity, in the event of a breach of the provisions of this Agreement by Employee, Employer may (in its sole discretion) cease without further obligation to Employee to make any of the remaining payments set forth in this Section 2.

3.	No Additional Benefits. Employee agrees that this Agreement resolves any and all outstanding issues arising from Employee’s employment. Employee further acknowledges and agrees that Employee has received all compensation and benefits to which Employee would otherwise be entitled through the Termination Date and shall receive no other compensation or benefits from Employer other than those set forth above, including under the Energy Transfer Partners GP, L.P. Severance Plan (the “ETP Severance Plan”), the Sunoco GP LLC Severance Plan (the “SUN Severance Plan”) the ETP 2008 Unit Plan and/or the SUN Unit Plan. However, Employee shall retain any vested interest and vested rights that Employee may otherwise have under any employee benefit plan sponsored by Employer subject to the terms and conditions of such plan.

4.

Release of Claims. Employee stipulates, agrees, and understands that for and in consideration of the mutual covenants set forth in this Agreement, specifically including the payments and considerations set forth in Section 2 above, the same being good and valuable consideration, Employee hereby acting of Employee’s own free will, voluntarily and on behalf of himself, Employee’s heirs, administrators, executors, successors and assigns, RELEASES, ACQUITS and forever DISCHARGES Employer and Employer’s parent entities, and its and their respective past and present subsidiaries, affiliates, specifically including Energy Transfer Equity, L.P., and Energy Transfer Partners, L.P., partners, directors, officers, owners, shareholders, employees, benefit plans, benefit plan fiduciaries, predecessors, joint employers, successor employers and agents, and each of them (collectively “Released Parties”), of and from any and all debts, obligations, claims, counterclaims, demands, judgments and/or causes of action of any kind whatsoever, including under the ETP Severance Plan and/or the SUN Severance Plan (whether known or unknown, in tort, contract, at law or in equity, by statute or regulation, or on any basis), based on facts occurring at any time before, or at the time of, Employee’s signing of this Agreement, for any damages or other remedies of any kind, including, without limitation, direct or indirect, consequential, compensatory, actual, punitive, or any other damages, attorneys’ fees, expenses, reimbursements, costs of any kind or reinstatement. This release includes, but is not limited to, any and all rights or claims, demands and/or causes of action arising out of Employee’s employment or termination from employment with Employer, or relating to purported employment discrimination, retaliation or violations of civil rights, if any, including, but not limited to, claims arising under Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Civil Rights Act of 1866 and/or 1871, the Age Discrimination in Employment Act (“ADEA”), the Older Workers Benefit Protection Act of 1990, the Americans With Disabilities Act of 1990, Executive Order 11246, the Equal Pay Act of 1963, the Rehabilitation Act of 1973, the Family and Medical Leave Act, the Sarbanes-Oxley Act of 2002, or any other applicable federal, state, or local statute or ordinance or any other claim, whether statutory or based on common law, arising by reason of Employee’s employment with Employer or the termination of such employment or circumstances related thereto, or by reason of any other matter, cause, or thing whatsoever, from the first date of employment with Employer to the date and time of execution of this Agreement. Notwithstanding the preceding, nothing in this Agreement is intended to waive or otherwise release Employee’s right to: (i) coverage under the Employer’s director and officer insurance policies, if any; (ii) indemnification under the Employer’s organizational documents and/or internal policies or, for events related to his period of employment with the Employer, as may be applicable; or (iii) any claims arising from breach of this Agreement by the Employer.

Employee has a period of forty-five (45) days in which to consider this Agreement. Employee may choose to sign this Agreement prior to the expiration of the forty-five (45) day period, but is not required to do so. Once Employee signs the Agreement, Employee shall have a period of seven (7) days from the date Employee signs the Agreement to revoke the Agreement. The Agreement shall not become effective or enforceable until the eighth day after Employee signs the Agreement (the “Effective Date”). To revoke this Agreement, Employee must provide written notice of revocation to Employer at Attention: Christopher Curia, Executive Vice President and Chief Human Resources Officer, 8111 Westchester Drive, Suite 600, Dallas, Texas, 75225, prior to the expiration of the seven (7) day revocation period. No payments under this Agreement shall be due until the expiration of the seven (7) day revocation period. Employer hereby advises Employee to consult with an attorney concerning this Agreement prior to signing the Agreement.

5.	Confidential and Proprietary Information. Employee acknowledges, agrees and stipulates that during his employment Employee had access to confidential and proprietary information relating to the business and affairs of Employer and its parent, subsidiary, and affiliated entities including, by way of example, (i) financial information, including budgets or projections, business plans, pricing policies or strategies, tariff information, business methods, or any other financial, marketing, pricing, or regulatory strategic information; (ii) information about existing or potential customers and their representatives, including customer identities, lists, preferences, customer services and all other customer information; (iii) information about pending or threatened legal or regulatory proceedings; (iv) unit holder data, information about employees and the terms and conditions of their employment; (v) computer techniques, programs and software; (vi) trade secrets, technical information, patents, techniques, concepts, formulas, documentation, intellectual property, software, industrial designs, products, technical studies and data, and engineering information; (vii) information about potential acquisitions or divestitures; and (viii) any other non-public information that cannot be obtained readily by the public and would be useful or helpful to competitors, customers or industry trade groups if disclosed (collectively, “Confidential Information”). Employee agrees that Employee shall not, at any time, directly or indirectly, for any reason whatsoever, with or without cause, unless pursuant to a lawful subpoena or court order, use, disseminate or disclose any of the Confidential Information to any person or entity. Employee further acknowledges that if Employee were to use or disclose, directly or indirectly, the Confidential Information, that such use and/or disclosure would cause Employer irreparable harm and injury for which no adequate remedy at law exists. Therefore, in the event of the breach or threatened breach of the provisions of this Agreement by Employee, Employer shall be entitled to obtain injunctive relief to enjoin such breach or threatened breach, in addition to all other remedies and alternatives which may be available at law or in equity. Employee acknowledges that the remedies contained in the Agreement for violation of this Agreement are not the exclusive remedies which Employer may pursue. The foregoing restrictions in this Section 5 shall not apply to Employee’s communication with federal, state or local governmental agencies as may be legally required or otherwise protected by law.

6.	Non-Compete and Non-Solicit.

(a)	Employer and Employee acknowledge and agree that in performing the duties and responsibilities of his employment with the Employer, Employee has occupied a position of fiduciary trust and confidence, pursuant to which Employee has developed and acquired a wide experience and knowledge with respect to all aspects of the Business carried on by the Employer, and the manner in which such Business is conducted. It is the express intent and agreement of Employee and the Employer that such knowledge and experience shall not be used in any manner detrimental to the Employer’s business by Employee.

(b)	Employer and Employee further acknowledge and agree that in performing the duties and responsibilities of employment, Employee became knowledgeable with respect to a wide variety of Confidential Information which is the exclusive property of the Employer, the disclosure of which may cause irreparable harm to the Employer. Employee therefore agrees following the termination of Employee’s employment, Employee shall treat confidentially all Confidential Information belonging to the Employer.

(c)	For the period beginning on the Termination Date and continuing through and including December 31, 2019, Employee acknowledges and agrees that he shall not for any reason, either directly or indirectly (without the prior written consent of the Employer ), anywhere the Employer’s business operates at the time of the employment termination:

(i)	hold a 5% or greater equity (including stock options whether or not exercisable), voting or profit participation interest in a Competitive Enterprise, or

(ii)	associate (including as a director, officer, employee, partner, consultant, agent or advisor) with a Competitive Enterprise and in connection with the Employee’s association engage, or directly or indirectly manage or supervise personnel engaged, in any activity that:

(1)	is substantially related to any activity that the Employee was engaged in with the Employer during the twelve (12) months prior to the Effective Date of this Agreement;

(2)	calls for the application of specialized knowledge or skills substantially related to those used by the Employee in his activities with the Employer or any of its affiliates; or

(3)	is substantially related to any activity for which the Employee had direct or indirect managerial or supervisory responsibility with the Employer.

(d)

For the period beginning on the Termination Date and continuing for a period of two (2) years, Employee acknowledges and agrees that he shall not for any reason, either directly or indirectly (without the prior written consent of the Employer ) acting alone or in conjunction with others (i) solicit, induce, attempt to influence, any employee of the Employer to terminate employment; or (ii) participate in or be aware of prior to or in advance of any hiring, employment or retaining in any capacity, at a business in which Employee becomes a director, officer or employee of or consultant to, (a) of any active employee of the Employer; or (b) of any employee who was actively employed by the Employer within the previous six (6) months of the date of this Agreement. This restriction will be inapplicable to (i) employees separated from employment with SUN in connection with the divestiture of company-owned retail store locations; or (ii) employees terminated by SUN in connection with any restructuring efforts related to the strategic shift from a retail business to a wholesale and distribution business.

(e)	Employee specifically recognizes and affirms that the provisions of Section 6 are material and essential terms of this Agreement. Employee further acknowledges and agrees that if the non-competition provision found in Section 6(c) or the non-solicit provision found in Section 6(d) is determined to be invalid or unenforceable for any reason whatsoever by a court of competent jurisdiction in an action between Employee and Employer, then Employer shall be entitled to receive from Employee all Restrictive Covenant Units held by Employee. In the Event Employee has sold any or all of the Restrictive Covenant Units obtained under this Agreement, then Employer shall be entitled to receive from Employee a payment equal to the fair market value of the Restrictive Covenant Units on the date of sale, transfer or other disposition.

(f)	Employee acknowledges and agrees that the Employer will suffer irreparable harm if Employee breaches any of the obligations under this Section 6, and that monetary damages would be impossible to quantify and inadequate to compensate the Employer for such a breach. Accordingly, Employee agrees that in the event of a breach by Employee of any of the provisions of this Section 6, the Employer shall be entitled to seek, in addition to any other rights, remedies or damages available to the Employer at law or in equity, a temporary and permanent injunction, without having to prove damages, in order to prevent or restrain any such breach, by Employee, or by any or all of Employee’s partners, employers, employees, servants, agents, representatives and any other Persons directly or indirectly acting for, or on behalf of, or in concert with, Employee, and that the Employer shall be entitled to seek all of its costs and expenses incurred in obtaining such relief including reasonable attorneys’ and client legal costs and disbursements.

(g)

Employee hereby agrees that all restrictions contained in this Section 6 are reasonable, valid and necessary to protect the Employer’s Confidential Information, goodwill and proprietary business interests. Employee further agrees never to file any lawsuit, claim or counterclaim challenging or otherwise seeking to modify or restrict the noncompetition provision set forth in Section 6(c) of this Agreement. Nevertheless, if any of the aforesaid restrictions is found by a court having jurisdiction to be unreasonable, over broad as to geographic area or time or otherwise unenforceable, the Parties intend for the restrictions therein set forth to be modified by such court so as to be reasonable and enforceable and, as so modified by the court, to be fully enforced. If any covenant or provision of this Section 6 is determined to be void or unenforceable in whole or in part, for any reason, it shall be deemed not to affect or impair the validity of any other covenant or provision of this Agreement, which shall remain in full force and effect. The provisions of this Section 6 shall remain in full force and effect notwithstanding the termination of this Agreement for any reason.

(h)	For the purposes of this Section 6, “Competitive Enterprise” shall mean any business enterprise that either (A) engages in any material activity that directly competes within any material geographical location in which the Employer or any of its affiliates operates with any material activity that the Employer or any of its affiliates is then engaged in or (B) holds a 5% or greater equity, voting or profit participation interest in any enterprise that engages in such a competitive activity. For the avoidance of doubt, after the closing of the divestiture of the company owned retail stores is completed, the term Competitive Enterprise shall expressly not include any retail or C-store businesses in the continental United States.

7.	Employer’s Property. Employee represents that Employee has returned to Employer all written and electronic records, communications, reports, and other materials and data (whether or not they contain Confidential Information), including any copies or reproductions thereof, and all other property or tangible items, such as computer equipment, purchasing cards and telephone cards, that belong to Employer and are in Employee’s possession or under Employee’s control. After returning all such property to the Employer, Employee shall delete or destroy all electronic copies located on his personal computer, iPad, Microsoft Surface or other handheld device.

8.	Confidentiality of Agreement. Employee agrees not to discuss, disclose or otherwise communicate any of the terms of this Agreement, including without limitation the amounts of the payments or other consideration provided, to anyone except to Employee’s attorney, tax advisor and Employee’s spouse, if any, or as required by law. Employee understands and agrees that, as a result of this binding promise of strict confidentiality, Employee may not hereafter discuss or otherwise communicate with, among other persons, any of Employer’s current or former employees regarding the terms, including the payments or other consideration, included in this Agreement. The foregoing restrictions in this Section 8 shall not apply to Employee’s utilization of internal Employer reporting procedures, or with respect to Employee’s communication with federal, state or local governmental agencies as may be legally required or otherwise protected by law.

9.

Negative Statements by the Parties. Employee and Employer shall refrain from either directly or indirectly making or publishing any oral or written statements about one another that would (i) libel, slander, disparage, denigrate or ridicule the other; or (ii) constitute malicious, obscene, threatening, harassing, intimidating or discriminatory statements designed to harm the other. This Section shall apply to the Employee, his spouse and his advisors and to SUN and its officers and directors. Additionally, SUN agrees if it becomes aware of any statements described above being made directly or indirectly about the Employee by an employee of SUN or any of its affiliates to undertake reasonable commercial efforts to put a stop to any such communications.

10.	Expense Reimbursement. Employee agrees that any expense reimbursements for expenses incurred during Employee’s employment with Employer must be submitted for reimbursement to Employer within three (3) months of the Termination Date. With regard to the required form for any reimbursement request and supporting documentation, Employer’s normal policies and rules apply. Employer retains its normal right to reject or approve expense reimbursements subject to its normal policies. Any expense reimbursements submitted by Employee more than three (3) months following the Termination Date shall not be approved.

11.	Cooperation. For a period of twenty-four months following the term of the Consulting Agreement, Employee agrees to cooperate with Employer as reasonably requested by responding to questions and attending meetings and by cooperating with Employer and its accountants with respect to any business, accounting, audit, legal or regulatory issues of which Employee has knowledge. Additionally, the Employee agrees to be available to assist as reasonably and expressly requested with respect to legal proceedings and disputes, litigation and/or governmental proceedings (collectively the “Legal Proceedings”), including attendance at preparatory meetings, depositions and mediations related thereto and cooperation with legal counsel. Employer agrees to reimburse Employee for reasonable out-of-pocket expenses actually incurred for travel, meals and lodging, in accordance with Employer’s then existing policies, for providing cooperation specifically requested by Employer. Additionally, Employer agrees to provide reasonable compensation at a mutually agreed upon rate for his time and obligations, as a result of providing cooperation specifically requested by the Employer pursuant to this Section 11.

Employee specifically recognizes and affirms that the provisions of Section 11 are material and essential terms of this Agreement.

12.	Non-Admission. This Agreement, and the payment of money and other consideration provided by Employer under this Agreement, is not an admission or indication of any wrongdoing by Employer or Employee.

13.	Entire Agreement. Employee agrees that this Agreement constitutes the complete agreement between the parties and that no other representations have been made by Employer and that the terms hereof may not be modified except by a written instrument signed by Employer and Employee.

14.	Severability. In the event that any provision of this Agreement should be held to be void, voidable, or unenforceable, the remaining portions hereof shall remain in full force and effect, except that if the entire Release found in Section 4 is determined to be unenforceable, then Employer’s promises made to Employee in Section 2(a) above shall be immediately null and void and any payments already paid shall be returned or reimbursed by Employee to Employer.

15.	Interpretation Under State Law. This Agreement shall be construed under the laws of the State of Texas without regard to any conflicts of laws provisions thereunder.

16.	Headings. The headings used in this Agreement are inserted solely for convenience and shall not be used to interpret the meaning of this document.

17.	Knowing and Voluntary: By signing below, Employee knowingly and voluntarily accepts this Agreement and does so of Employee’s own free will.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date set forth below.

SUNOCO LP

By: Sunoco GP LLC, its general partner

Christopher Curia, EVP & CHRO

Dated:

EMPLOYEE

Robert W. Owens

Dated:

Please return executed originals of this Agreement by regular mail to Christopher Curia, Executive Vice President and Chief Human Resources Officer, 8111 Westchester Drive, Suite 600, Dallas, Texas, 75225